FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: (604) 434-8829 Facsimile: (604) 434-8823

05011736

September 28, 2005

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Fancamp ~~Exploration L~~td. - File No. 82-3929

Please find enclosed copy of our Quarterly Report for the period ended July 31, 2005, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act.

Copies of this report have been mailed, as of today's date, to all shareholders that have requested such Report pursuant to National Instrument 54-102.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

10/18

File No. 82-3929

FNC LISTED ON TSX venture EXCHANGE

FANCAMP EXPLORATION LTD.

QUARTERLY REPORT

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2005

Prepared By Management
September 27, 2005

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the three months ended July 31, 2005
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the three month periods ended July 31, 2005 and 2004

	Three Months Ended July 31 2005	Three Months Ended July 31 2004
Expenses		
Bank and Interest Charges	40	21
Foreign Exchange (Gain) Loss	0	0
Geological		
Fees	7,500	7,500
Legal and Accounting	342	0
Office and General	7,727	8,179
Transfer Agent and Listing Fees	1,709	1,496
Travel and Entertainment	1,200	0
Total Expenses	**18,518**	17,196
Net Profit(Loss) from Operations	**-$18,518**	**-$17,196**
Net Profit(Loss)	**-$18,518**	**-$17,196**
Deficit, Beginning of Period	5,962,196	6,411,554
Deficit, End of Period	**5,980,714**	**6,428,750**
Profit(Loss) Per Share	-0.001	-0.001

1. Continuing Operations

Fancamp Exploration Ltd. is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

8. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
829,000	$0.14	May 26/03	May 25/08
793,000	$0.10	June 30/04	June 29/09
635,000	$0.15	July 04/05	July 04/10
111,000	$0.11	July 19/05	July 19/10
2,368,000			

During the current quarter options were granted for the purchase of up to 635,000 common shares, at a price of $0.15 per share, expiring July 4, 2010 and 111,000 common shares, at a price of $0.11 per share, expiring July 19,2005. No options were cancelled, re-priced, exercised or expired during the period.

9. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 3 months ended July 31, 2005
Professional geological fees paid to a director	$10,800
Administration fees paid to directors (2)	$5,892

10. Contingency

The Company has a dispute with two of its exploration service suppliers regarding the services provided to Fancamp, for a total amount of $71,000. Fancamp holds that the suppliers did not provide the services which were agreed upon and has not accrued the corresponding liability in its accounts. Fancamp is contesting the claimed amounts vigorously and the outcome is indeterminable.

In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations. In the event that the Botswana government initiates collection of the exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (approx $877,640 Cdn).

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company has earned its 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

In early December, 2004, trenching was completed for the season on the Mingan Titanium Option, in an area west of the lake, and several areas of previously unrecognized massive hemoilmenite outcrop were identified.

An extensive prospecting program was carried out in late July/early August on the other Sheridan Platinum Group properties located in the Havre St. Pierre Anorthosite Massif. These properties are a part of the Mingan Option, and cover additional prospective ground. The purpose of the program was to further identify and refine areas of potential. At least five additional outcrop areas containing massive hemoilmenite are present on these properties. Reconnaissance gravity work has been carried out over these occurrences and results are being evaluated.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

A large number of iron ore prospects have been staked jointly with the Sheridan Platinum Group, in the Mount Reed/Mount Wright District and cover approximately 21,000 hectares or 52,500 acres. Many of these prospects were drilled in the fifties and sixties, and substantial (non 43-101 compliant) tonnages of 30 – 35% Fe beneficiating ore were reported. These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Johan Beetz Uranium Prospects, Quebec Joint Venture

The uranium targets are located in the Johan Beetz District, the scene of two major uranium staking rushes in the sixties and seventies. New uranium deposit models have emerged in the last thirty years and are associated with geology very similar to that seen at Johan Beetz, namely Olympic Dam in Australia, the world's largest producer, and Rossing in Namibia, the world's sixth largest producer. In the eighties and nineties, the Government of Quebec, recognizing these parallels, carried out a series of regional geochemical surveys which revealed numerous areas anomalously high in uranium. Approximately 91,000 hectares or 227,500 acres have been staked in 50/50 partnership with the Sheridan Platinum Group. Discussions are ongoing with potential joint venture partners.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Other Properties

The Company continues to hold a number of prospective properties in inventory. These properties will be held in inventory until the economic conditions of the global mining industry and the company warrant commencing new exploration programs. Further information can be found in the Company's audited annual financial statements.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended July 31, 2005 and the preceding 7 quarters:

Three Months Ended	1st Quarter July 31, 2005	4th Quarter April 30, 2005	3rd Quarter January 31, 2005	2nd Quarter October 31, 2004
Operating Loss	$18,518	$87,437	$19,798	$36,236
Loss per Share	$0.001	$0.003	$0.001	$0.001
Fully Diluted Loss per Share	$0.001	$0.002	$0.000	$0.001
Three Months Ended	**1st Quarter July 31, 2004**	**4th Quarter April 30, 2004**	**3rd Quarter January 31, 2004**	**2nd Quarter October 31, 2003**
Operating Loss	$17,196	$78,782	$17,823	$37,001
Loss per Share	$0.001	$0.001	$0.001	$0.001
Fully Diluted Loss per Share	$0.001	$0.001	$0.001	$0.001

The operating expenses are higher in the 2nd Quarter of both 2004 and 2005 as this is the quarter that the Company incurs additional costs related to the filing of the audited annual financial statements and preparation and mailing of annual meeting materials to shareholders. The increase in the recorded losses for the 4th quarter of both 2004 and 2005 are the result of accounting for stock based compensation. This resulted in an additional charge to operations of $58,619 in 2005 and $56,000 in 2004. Refer to Note 6 of the audited annual financial statements for the years ended April 30, 2004 and 2005.

CURRENT QUARTER EXPLORATION EXPENDITURES

For the three months ended July 31, 2005

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
Bearn						
Dileo Lake				120		120
Lemoine						
Manic 3						
McFaulds				440		440
Manicuagan						
Mechant - Sept-Iles						
St. George						
Tilly Lake				427		427
50% Owned						
Mount Reed/Mount Wright	-2,368					-2,368
Johan Beetz	-6,213			-1,146		-7,359
Rupert						
Options on Mineral Properties						
Mingan Longue Pointe				7,759	4,750	12,509
Royalty Interests						
Total	-8,581	0	0	7,600	4,750	$3,770

carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2005. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2006.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the